SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Name of Issuer		Blyth Industries Inc.
Title of Class of Securities	common
CUSIP Number		09643P108
Date of Event Which Requires Filing this Statement		12/31/03

#1	Alex. Brown Investment Management, A Maryland Limited Partnership
	52-1349876
#4	Maryland
#5	952,344
#6	0
#7	2,678,444
#8	0
#9	2,678,444
#11	5.9%
#12	PN	IA
Item 1.
(a)	Blyth Industries Inc.
(b) 1 East Weaver Street
(c) Greenwich, CT 06831
Item 2.
(a)	Alex. Brown Investment Management, a Maryland Limited Partnership,
 and a registered investment advisor.
(b)	217 E. Redwood Street, #1400
Baltimore, MD  21202
(c)	The firm is organized under the laws of Maryland.  The individual general partner is a citizen of the United States of America.
(d)	common
(e)	09643P108
Item 3.
(a)
(b)
(c)
(d)
X	(e)
(f)
(g)
(h)
CUSIP Number		09643P108
Item 4.
(a)	2,678,444 shares of common stock
(b)	5.9%
(c)
(i)	952,344 shares
(ii)	0 shares
(iii)	2,678,444 shares
(iv)	0 shares
Item 5.	Not Applicable
Item 6.	Not Applicable
Item 7.	Not Applicable
Item 8.	Not Applicable
Item 9.	Not applicable

Item 10.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired
 in connection with or as a participant in any transaction having such purpose or effect.

Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

ALEX. BROWN INVESTMENT MANAGEMENT
A Maryland Limited Partnership


By:
Lee S. Owen
Principal

Date:  February 17, 2004